OSK CAPITAL II CORP


June 6, 2006


VIA EDGAR

Tia Jenkins
Brian K. Bhandari
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, D.C., 20549

Re: OSK Capital II Corp. comment letter dated April 27, 2006


Dear Ms. Jenkins and Mr. Bhandari,

We have reviewed your letter dated April 27, 2006 concerning the following comments. Under each comment we have responded and have provided additional information to bring about a resolution of these matters. At any time we would welcome you contacting us concerning any of the additional information or our interpretations of the information.

Form 10-QSB/A for the period ended June 30, 2005

Financial Statements

Notes to Financial Statements

1. We reviewed your response to our prior comment 2, noting an explanatory statement inserted as an introduction to financial statements. Your response did not address our comment, thus the comment will be reissued. We note your interim financial statements have been restated. Please provide a note to the financial statements that thoroughly explains and quantifies all revisions made as required by paragraph 37 of APB 20. In your note to the financial statements, tabular presentation showing the original amount, restated amount and difference would be appropriate.

RESPONSE

In the re-stated interim financial statements of June 30, 2005 on form 10-QSB filed on April 7, 2006, we have amended the following items on the financial statements:

The only changes made were the following:

o The statements of operations and cash flows in the filing has properly indicated the inception date of August 27, 2004 (the inception date of Teliphone Inc.) versus the inception date of March 2, 1999, the inception date of OSK Capital II Corp. Due to the reverse-merger nature of the acquisition, Teliphone Inc.'s inception date is used.

o We have added an additional note to the disclosure which appears as an explanatory note at the beginning of the filing and in the Notes to the Financial statements:

o NOTE 4 - MERGER AND RECAPITALIZATION - The merger with Teliphone Inc., a Canadian corporation, was consummated on June 8, 2005. The merger was accounted for as a recapitalization of Teliphone inc., the results of operations for periods prior to the merger are those of Teliphone Inc., Teliphone Inc.'s accumulated deficit was brought forward, and Teliphone Inc.'s historical stockholder's equity prior to the merger was retroactively restated for the equivalent number of shares received in the merger.

With regards to any quantitative changes performed in the re-statement, we have provided the following highlights of these changes in tabular form, and will included them as well in the amended filing:


                                                Original filing           Re-Stated Filing                 Change

                                                3 mths          9mths       3 mths     9 mths
                                                ------          -----       ------     ------

Total Assets                                   255,530           N/A       255,530       N/A             No Change

Total Liabilities                              696,149           N/A       696,149       N/A             No Change

Total Stockholder's Deficit                   (440,619)          N/A      (440,619)      N/A             No Change

Total Revenues                                  82,416         160,775      82,416     160,775           No Change

Gross Profit                                    36,517          62,241      36,517      62,241           No Change

Net Earnings (Loss)                            (77,170)       (420,559)    (77,170)   (420,559)          No Change

Net Earnings (Loss) per common share             (0.03)          (0.17)      (0.01)      (0.08)      Updated to reflect
basic and diluted                                                                                    re-capitalization

Weighted average number of common shares      2,500,767       2,500,767   5,524,587   5,524,587      Updated to reflect
used in calculation                                                                                  re-capitalization


Form 10-KSB/A for the year ended September 30, 2005

      Management's Discussion and Analysis of Results of Operations and Financial Condition

      2. We have reviewed your response to our prior comment 3, noting a majority of your revenue was derived from sales to residential customers. Please revise MD&A to describe and quantify your sources of revenue (ie. Residential and business)

RESPONSE

For the period ending September 30, 2005, we earned total revenues of $183,253 from Residential and Business Customers. Our Residential customers accounted for $161,453 and our Business customers accounted for $21,800.

We will update our disclosure to include the following:

The Company recorded sales of $183,253 for the year ended September 30, 2005 as compared to $3,447 for the period August 27, 2004 through September 30, 2004. This revenue was derived from the sale of VoIP hardware and services to Residential ($161,453) and Business ($21,800) customers. For the period ending September 30, 2004, all revenues were attributed to Residential customers.

      Financial Statements

      Report of Independent Public Accounting Firm - 2004

      3. We note you included the report of Schwartz Levitsky Feldman LLP, dated July 13, 2005, for the period ended September 30, 2004. We note this report is dated as of the same date as the report that has been filed in your amended Form 8-K in response to our prior comment
            1. As your 2004 financial statements (included in form 10-KSB/A) have been restated to give effect to the recapitalization, please revise to include an updated audit report, dual dated if necessary, that provides assurance on these restated financial statements.

RESPONSE

In conversation with our auditor Michael Pollack and Schwartz Levitsky Feldman LLP, it has been discovered that we performed an error in collating our documents prior to filing the 10-KSB/A on April 7, 2006. The Schwartz Levitsky Feldman LLP auditor letter identified on Page 2 "Report of Independent Registered Public Accounting Firm - 2004" should have been the letter which was produced by Schwartz Levitsky Feldman LLP, dated April 21, 2005, filed in our September 30 2004 Annual report on form 10-KSB dated May 4, 2005.

The letter to be incorporated in our subsequent amended filing will be as follows:

SCHWARTZ LEVITSKY FELDMAN LLP
COMPTABLES AGREES
CHARTERED ACCOUNTANTS
MONTREAL, TORONTO, OTTAWA


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
OSK Capital II Corporation
(A Development Stage Company)

We have audited the balance sheets of OSK Capital II Corporation (A Development Stage Company) as at September 30, 2004 and the related statements of operations and stockholders' equity and cash flows for the years then ended September 30, 2004 and 2003. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OSK Capital II Corporation as at September 30, 2004 and 2003 and the results of its operations and its cash flows for each of the year ended September 30, 2004 and 2003, in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming the company will continue as a going concern. As outlined in note 1 to the financial statements, the company has no established source of revenue and has not commenced any commercial operations. This raises substantial doubt that its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The financial statements as at September 30, 2003 and for the year then ended, as well as the cumulative period from March 2, 1999 (date of inception) to September 30, 2003 were audited by other auditors who expressed an opinion without reservation on the statements in their report dated December 1, 2003.

                                               /s/ Schwartz Levitsky Feldman LLP

Montreal, Quebec
April 21, 2005

      4. The audit report filed in the Form 10-KSB must state compliance with the "standards of the Public Company Accounting Oversight Board (United States)." Please advise your independent account to refer to PCAOB Auditing Standard No. 1, undertake to perform the necessary additional audit procedures (if applicable), and revise the report.

RESPONSE

Please note response to comment 3 above.

      5. Your audit report discloses that your 2004 financial statements have been prepared in accordance with Canadian GAAP, yet you disclose in
            Note 2 that your financial statements are prepared in accordance with U.S. GAAP. Since you were incorporated in Nevada, you are considered to be a domestic issuer regardless of the present location of your operations and you must present your financial statements for all required periods in accordance with US GAAP. Please revise to present the financial statements for all periods in accordance with US GAAP and advise the independent auditor to revise its report to refer to US GAAP. The date of the audit report should be revised appropriately.

RESPONSE

Please note response to comment 3 above.

      Revenue Recognition, page 10

      6. We reviewed your response to our prior comment 11, noting you sell your hardware device at a subsidized price and then recover the cost through monthly service revenues. We also note that the hardware device can only be used with your services and is unusable if the client does not renew your service, with the revenue for the hardware device being recognized upon delivery. Based on the guidance in EITF 00-21, it appears your hardware device and monthly service fee represent one unit of accounting resulting in hardware device revenue being deferred and recognized ratably over the term of the service agreement. Please advise or revise your financial statements accordingly.

RESPONSE

We have further revised our disclosure with regards to the guidance in EITF 00-21 and will amend our filing to include the following, more detailed description for our Revenue Recognition:

When the Company emerged from the development stage with the acquisition of Teliphone, Inc. they began to recognize revenue from their VoIP services when the services were rendered and customer equipment purchased as follows:

VoIP Service Revenue

Substantially all of the Company's revenues are derived primarily from monthly subscription fees that customers are charged under the Company's service plans. Monthly subscription fees are generally charged to customers' credit cards on the first day of the customers' billing cycle.

The Company records these revenues monthly and the revenues generated are for the most part through retail channels.

Under typical contracts, customers subscribe for a period of two years.

Customer Equipment

For retail sales, the equipment is sold to re-sellers at a subsidized price below that of cost and below that of the retail sales price. The customer purchases the equipment at the retail price from the re-seller. The customer accepts the terms of the service agreement upon activation by credit card. Should the customer satisfy the minimum service period requirements, the equipment charge is refunded over a three-month period, reflected in the monthly service charge bill.

For wholesale customers, there are no refunds for equipment. The Company does not subsidize equipment sales to wholesale customers.

Activation and Disconnect Fees

The Company also generates revenue from initial activation fees associated with the service contracts, and disconnect fees associated with early termination of service contracts. These fees are included in service revenue as they are considered part of the service component.

Recognition

The Company recognizes revenue utilizing the guidance set forth in EITF 00-21, "Revenue Arrangements with Multiple Deliverables". Under a retail agreement, the cost of the equipment is recognized as deferred revenue, and amortized over the length of the service agreement. Upon satisfying the minimum service requirements the equipment charges are refunded through subsequent billings netting out this charge against service charges. Upon refund, the deferred revenue is fully amortized.

Under a wholesale agreement, the equipment charge is recognized upon delivery of the equipment to the reseller. There is no refund in this instance.

The Company commenced sales in September 2004. The Company is still essentially in the beginning phases of securing distribution channels and updates their service plans to remain competitive in this industry. The Company incurred some promotional expenses in their initial year of operation to satisfy customer demand for this service, and equipment sales were not significant. As a result, deferred revenue was not material since minimum service requirements were achieved for the units sold.

      Note 10 - Subsequent Events, page 19

      7. We reviewed your response to our prior comment 13 and it appears that you plan to account for the transaction with Iphonia as an asset acquisition. Your response did not address our comment in its entirety, thus part of the comment will be reissued. In connection with your proposed accounting treatment of the transaction with Iphonia, please provide us with an analysis that addresses each of the conditions of Rule 11-01(d) of Regulation S-X.

RESPONSE

With regards to the asset acquisition from Iphonia, this acquisition has not yet been consummated and hence has yet to have any material impact on the Company. We anticipate that the closing of the agreement and the effective transfer of the assets will occur in July, 2006.

            Form 10-QSB/A for the period ended December 31, 2005

            General

      8. Please revise your Form 10-QSB to include applicable comments above on amended Form 10-KSB.

RESPONSE

As required, we will updated our amended form 10-QSB for December 31, 2005 with the changes incorporated in form 10-KSB.

The Company hereby acknowledges that:

o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and
o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


/s/ George Metrakos
-------------------------------
George Metrakos

President & CEO
OSK Capital II Corp.

President
Teliphone Inc.

Tel: 514-313-6010
e-mail: gmetrakos@teliphone.ca